

SEC¹ 18005127

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



Mail Processing
Section

MAR 01 2018

Washington DC
400

SEC FILE NUMBER
8- *49474*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2017_____ AND ENDING_____12/31/2017_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VERITY INVESTMENTS, INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. Mangum Street, Suite 550

(No. and Street)

Durham	NC	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy L. Simonson, (919) 354-3061

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350 Raleigh	NC	27612
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Gordon T. Wegwart</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Verity Investments, Inc.</u>, as of <u>December 31</u>, 20<u>17</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

Presi dent

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2017 and
December 31, 2016

VERITY INVESTMENTS, INC.
Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") as of December 31, 2017 and 2016, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2016.

Raleigh, North Carolina
February 27, 2018

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and December 31, 2016

	2017	2016
ASSETS		
Current assets:		
Cash and cash equivalents	$ 86,487	$ 93,654
Receivables	19,183	12,499
Prepaid expenses	6,444	6,226
Due from affiliate	600	151
Other current assets	395	1,215
Total assets	$ 113,109	$ 113,745
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ 9,000	$ 10,000
Commissions payable	6,442	6,604
Other payable	227	253
Income taxes payable	-	2,537
Total liabilities	15,669	19,394
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized;		
100 shares issued and oustanding	35,000	35,000
Retained earnings	62,440	59,351
	97,440	94,351
Total liabilities and stockholder's equity	$ 113,109	$ 113,745

The accompanying notes are an integral part of these financial statements.

3

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF INCOME
For the Years Ended December 31, 2017 and December 31, 2016

	2017	2016
Revenues:		
Brokerage commissions	$ 17,200	$ 48,428
12b-1 distribution fees	99,277	100,706
Municipal income	68	55
Other income	213	21,955
Total revenues	116,758	171,144
Expenses:		
Commission expense	56,170	84,081
Management fee	38,078	45,600
Professional fees	8,544	14,645
Dues and subsrcriptions	3,871	2,999
Outside services	248	1,676
Insurance	1,567	3,033
Licenses expense	6,615	7,278
Office supplies	-	62
Miscellaneous expense	479	505
Total expenses	115,572	159,879
Income before income taxes	1,186	11,265
Less: current provision for income taxes	(1,903)	1,205
Net income	$ 3,089	$ 10,060

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2017 and December 31, 2016

	Common Stock	Retained Earnings	Total
Balances at January 1, 2016	$ 35,000	$ 49,291	84,291
Net Income for 2016	-	10,060	10,060
Balances at December 31, 2016	$ 35,000	$ 59,351	$ 94,351
Net Income for 2017	-	3,089	3,089
Balances at December 31, 2017	$ 35,000	$ 62,440	$ 97,440

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2017 and December 31, 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 3,089	$ 10,060
Adjustments to reconcile net income to net		
cash (used) provided by operating activities:		
Cash flows from changes in:		
Receivables	-	1,687
Receivables, other non-customer	(6,684)	20,137
Prepaid assets	(218)	(1,033)
Due to affiliate	(449)	(151)
Other current assets	820	(481)
Accrued expenses	(1,000)	4,750
Commissions payable	(162)	(96)
Other current liabilities	(26)	(6,291)
Income taxes payable	(2,537)	481
Net cash (used in) provided by operating activities	(7,167)	29,063
Net (decrease) increase in cash and cash equivalents	(7,167)	29,063
Cash and cash equivalents, beginning of year	93,654	64,591
Cash and cash equivalents, end of year	$ 86,487	$ 93,654
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 277	$ 724

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company"). Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate income tax return, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if any, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The current provision for income taxes of ($1,903) as reflected on the Statement of Income as of December 31,2017 is a reversal of a prior year provision and was not considered material in the financial reporting.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes*. Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2017 and December 31, 2016, respectively.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2017 and December 31, 2016, respectively. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising costs as they are incurred. There were no advertising expenses for the year ended December 31, 2017 and December 31, 2016, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The company maintains cash balances at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2017, and December 31, 2016, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent of Verity Investments, Inc., and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition.

Total management fees for the year ended December 31, 2017 and December 31, 2016 were $38,078 and $45,600, respectively. At December 31, 2017, $600 was due from Verity Financial Group.

The allocations of the fees paid were as follows:

	2017	2016
To Verity Financial Group, Inc.	$ 5,400	$ 6,000
To Verity Asset Management, Inc.	32,678	39,600
	$ 38,078	$ 45,600

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2017 and December 31, 2016, the Company had excess net capital of $52,555 and $55,832, respectively. The Company's required minimum net capital is $25,000. At December 31, 2017 and December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was .20 to 1 and .24 to 1, respectively.

NOTE 5 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 27, 2018, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Year Ended December 31, 2017

<u>Computation of net capital:</u>

Total ownership equity from statement of financial condition	$	97,440

Deductions and/or changes:
  Non-allowable assets:

Due from affiliate	600
Receivables from non-customers	6,018
Portion of broker-dealer receivables greater than commission payable	6,428
CRD deposits	395
Prepaid expenses	6,444
	19,885

Net capital	77,555

<u>Computation of basic net capital requirement:</u>
  Minimum net capital required:

Calculation (6-2/3% of aggregate indebtedness)	$	1,045	
Company requirement	$	25,000	
Net capital requirement (greater of the above)			25,000

Excess net capital	$	52,555

Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement	$	47,555

<u>Computation of aggregate indebtedness:</u>

Total liabilities from statement of financial condition	$	15,669

Percentage of aggregate indebtedness to net capital	20.20%

<u>Net Capital Reconciliation:</u>

Net Capital as per the FOCUS Report-Part IIA	$	77,555

There are no material differences from the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.

(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
Supplemental Schedule of Computation and Reconciliation
of Net Capital Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2017 and December 31, 2016

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(i) of the Rule.

(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
Supplemental Schedule of Information Relating
to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017 and December 31, 2016

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2018

13



Verity Investments, Inc. – Exemption Report

Verity Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

<u>Verity Investments, Inc.</u>
I, Amy L. Simonson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____
Vice President, Finance & Operations, FINOP, Treasurer
February 27, 2018

14

Member FINRA, SIPC
280 South Mangum Street
550 Diamond View II
Durham, NC 27701
(919) 490.6717
(800) 247.6717
(919) 489.8939 fax
▶ www.verityinvest.com